Gelteq Limited
Level 4

100 Albert Road

South Melbourne VIC, 3025

Australia

VIA EDGAR

December 9, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Eric Atallah

Re:	Gelteq Limited
Registration Statement on Form F-1
Filed August 30, 2022
File No. 333-267169

Dear Mr. Atallah:

Gelteq Limited (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 19, 2022, regarding the Registration Statement on Form F-1 filed with the Commission on August 30, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to the Registration Statement (the “Amendment”), which is being submitted to the Commission contemporaneously with the submission of this letter.

Amendment No. 1 on Form F-1 submitted on August 30, 2022

Recent Developments, page 5

1.	The USD $1.34 Pre-IPO stock sale price has been constant since March 2022 and reflects the cash price you have received in exchange for stock so it is not clear how you can reasonably disclose that the price is not an indicator of fair value. Either delete the disclosure here and on page F-29 or disclose your objective basis for making that assertion. We may have further comment.

Response: The Company respectfully acknowledges the Staff’s comment and has deleted the disclosure in the Amendment.

Interim Financial Statements, page F-2

2.	As previously requested, please revise pages F-2 and F-5 to clearly define the beginning and ending dates for each period presented. See the guidance in IAS 1.36 and IAS 1.51.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has replaced the interim financials for the period ended March 31, 2022 with the full year annual financial statements for the year ended June 30, 2022 that defines the beginning and ending dates for each period as provided by IAS 1.36 and IAS 1.51.

3.	We understand that in connection with the IPO, you changed your accounting policy in the interim period so that you can now report the R&D Tax Incentives as revenue instead of as components of your tax provision. As previously requested, please revise your financial statements to classify your tax credit income consistently between periods as required by IAS 8.19. In assessing materiality, we note that tax incentives and government grants are the only revenue sources reported in your financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised its financial statements for the year ended June 30, 2021 on pages F-49, F-59, F-60, F-64, F-66 and F-78, of the Amendment to reflect the updated accounting policy for R&D tax incentives.

Note 19, page F-52

4.	The AUD$24 million of trade secrets acquired in the June 13, 2021 intangible asset acquisitions comprise over 94% of your total assets. IAS 38.45-47 provides guidance concerning the requirement that the asset’s fair value be reliably measurable to qualify for recognition in your financial statements. It appears that you may have measured fair value solely by applying an unexplained 23% discount to private placement transactions from February and August of 2020. Your response states that this method was recommended by the same entity that you describe on page 33 as being involved in your material internal control weakness and as having limited IFRS experience. Please provide the objective basis for the 23% discount. Please identify the specific facts and circumstances that can reasonably explain why the fair value of your stock would have decreased from AUS$5.10 on June 13, 2021 to the approximate AUS$2 Pre-IPO raising (USD$1.34) reported in your March 31st and August 30th filings. Tell us the dates and sales prices of the transactions in which your Director, Mr. Olyniec, disposed of the stock he received from the June 13, 2021 acquisitions (pages 95-96) and whether any of the stock was sold for cash or other monetary assets. Include any shares received by Gladwyn Ventures since it appears that he was its sole Director per Exhibits 10.15 and 10.16. Discuss whether either Nutrigel or Sport Supplements issued any ownership interests for cash in the six months prior to the acquisitions. Tell us whether you considered these types of observable evidence in estimating the fair value of the acquired intangible assets since presumably such transactions were more proximate than the 2020 private placements. Compliance with IFRS 13.61-90 should be clearly evident. We may have further comment.

Response: The Company respectfully acknowledges the Staff’s comments and for ease of reference, the Staff’s comments are copied separately below.

a) The AUD$24 million of trade secrets acquired in the June 13, 2021 intangible asset acquisitions comprise over 94% of your total assets. IAS 38.45-47 provides guidance concerning the requirement that the asset’s fair value be reliably measurable to qualify for recognition in your financial statements.

Response: The Company respectfully advises the Staff that IAS 38.45-47 has been the consistent basis of preparation and assessment to determine the asset’s fair value and recognition in the Company’s financial statements.

b) It appears that you may have measured fair value solely by applying an unexplained 23% discount to private placement transactions from February and August of 2020. Your response states that this method was recommended by the same entity that you describe on page 33 as being involved in your material internal control weakness and as having limited IFRS experience.

Response: The Company respectfully advises the Staff that the Company had engaged the accounting firm of Lowe Lippmann during the relevant time of the June 13, 2021 acquisitions (the “Transactions”). The Company also acknowledges that the Company’s auditor had identified material weaknesses in the Company’s financial reporting due to Lowe Lipmann’s limited experiences with IFRS standards. However, with regards to Lowe Lippman’s ability to assist with acquisition metrics, the Company believes Lowe Lippman is suitable and experienced in advising on such matters given their extensive history in assisting companies with acquisitions and their familiarity with the market and the application of discounts. As such, the Company evaluates that their weaknesses were in financial statement preparation and documentation with IFRS standards, not in acquisition methodology.

c) Please provide the objective basis for the 23% discount.

Response: The Company respectfully advises the Staff that the Company completed an open, transparent and competitive sale process for the acquisitions. We were the successful bidder and completed the transactions on a scrip for scrip basis. We believed that the value represented fair market value. Our internal modelling reflected the value we expected from the acquisitions (e.g. including synergies to us from acquiring ownership). Therefore, the discount refers to the difference between the transaction price and the internal synergistic value. We have further engaged Leadenhall Valuation Services Pty Ltd (“Leadenhall”), an independent corporate advisory firm specializing in business valuation who supported the analysis and have concluded that there is no impairment to our intangible assets.

d) Please identify the specific facts and circumstances that can reasonably explain why the fair value of your stock would have decreased from AUS$5.10 on June 13, 2021 to the approximate AUS$2 Pre-IPO raising (USD$1.34) reported in your March 31st and August 30th filings.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that between March 31, 2022 and August 30, 2022, the Company does not consider the discounted Pre-IPO Raise price of USD$1.34 per Ordinary Shares as an indication of fair value of our stock price.

The Company does note the Pre-IPO Raise was offered at a substantial discount to potential investors which was done to assist the Company to achieve its fundraising needs quickly. The Company also considered these additional factors.

●	The deterioration of the global economic environment (e.g. Nasdaq Composite Index has fallen nearly 30% this year);

●	Waning investors’ appetite in the capital markets at that time due to uncertainty in the markets;

●	Increased timelines for the Company remaining private, with the Company unable to meet the previous June 2022 milestone for a public listing;

●	The Company’s immediate need for external working capital to continue to achieve its short-term objectives; and

●	Advice from the company’s underwriter engaged to assist with the Pre-IPO fundraise on what price would be palatable to potential investors on short notice

The short-term fundraising enabled the Company to prepare for a public listing, pharmaceutical pipeline formulation and conversion, sample preparation & testing, establishment of the Company’s own research lab and sample production plant, and investment in intellectual property development & protection. These investments have been supported by the Company’s investors and allowed the Company to set the foundations for growth.

In addition, to further support the statement that the Pre-IPO Raise is not reflective of fair value, for the year ended June 30, 2022, the Company performed:

●	Impairment testing in accordance with IAS36 which concluded that the recoverable amount, in relation to the Company, exceeded its carrying value of assets as at June 30, 2022. Therefore, no adjustment to the Company’s carrying value, or impairment, was required. In support, the Company advises the Staff to refer to Note 20 within the Amendment, commencing on page F-26, detailing the methodology, value in use and key assumptions, impairment conclusion and sensitivity.

●	A full valuation analysis and report by Leadenhall, an independent expert valuer. The primary valuation methodology used was a discounted cash flow (“DCF”) analysis using the same data used for the impairment testing. This was cross-checked using a capitalization of earnings analysis and a comparison to the expected IPO price of Gelteq. Leadenhall assessed:

o	The Company’s fair market value on September 30, 2022 at the low end to be USD 50.4 million, mid-point to be USD 50.4 million and high point to be USD $59.5 million.

o	Assessed value of the Company is consistent with the expected IPO price of the Company (being a price per share of $5.00). Applying a control premium in the generally accepted range of 20% to 40% would imply a control value per share of US$6.00 to US$7.00. The value of an Ordinary Shares (on a control basis) implied by Leadenhall’s DCF analysis to be US$6.79 to US$8.04. Although the IPO price is at the lower end of Leadenhall’s range, they do not consider this as unreasonable as IPO shares are generally offered at a discount. As such, Leadenhall considers this provides broad support for their DCF valuation.

e) Tell us the dates and sales prices of the transactions in which your Director, Mr. Olyniec, disposed of the stock he received from the June 13, 2021 acquisitions (pages 95-96) and whether any of the stock was sold for cash or other monetary assets.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Mr. Olyniec was a director and a shareholder of each of Paramount Global Limited (“Paramount Global”) and Paramount Global SS Limited (“Paramount Global SS”). In December 2021, to avoid the comingling of the shareholders’ Ordinary Shares in both Paramount Global and Paramount Global SS’ company accounts, the shareholders of both companies unanimously agreed for both companies to sell their Ordinary Shares to each individual shareholders’ name. As such, Paramount Global and Paramount SS disposed the Ordinary Shares at a valuation of AUD$5.34 per share on a post share split basis. Accordingly, Mr. Olyniec did not dispose of the Ordinary Shares, but rather he essentially transferred the Ordinary Shares from Paramount Global and Paramount Global SS’ account into his own personal name.

The Company further advises the Staff that although Mr. Olyniec was a director of Asiana Trading Corporation (“Asiana”), he never held shares of Asiana. Further, Mr. Olyniec had resigned from the board of Asiana in December 2021. Mr. Olyniec did not, at the relevant time or subsequently, receive any proceeds personally from disposing the Ordinary Shares in connection with the Transactions.

f) Include any shares received by Gladwin Ventures since it appears that he was its sole Director per Exhibits 10.15 and 10.16.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Gladwin Ventures Pty Ltd (“Gladwin”) received 28 Ordinary Shares of the Company from the Transaction. Mr. Olyniec is not a director of such entity and he has no or never had any affiliation with Gladwin.

g) Discuss whether either Nutrigel or Sport Supplements issued any ownership interests for cash in the six months prior to the acquisitions. Tell us whether you considered these types of observable evidence in estimating the fair value of the acquired intangible assets since presumably such transactions were more proximate than the 2020 private placements. Compliance with IFRS 13.61-90 should be clearly evident. We may have further comment.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Sport Supplements Pty Ltd had issued the equivalent of approximately six percent of its total and outstanding ordinary shares at the time in consideration for US$234,975 prior to the Transactions. Such transaction was valued at US$3,113 per share, which is equivalent to US$2.95 per share, on a post share split, of the Company’s Ordinary Shares. The Company also advises the Staff that two months prior to the Transactions, there was also a separate transaction which equated to approximately 11% of the total issued and outstanding shares of Sports Supplement. The aforementioned transaction was valued at US $4,317 a share, which is equivalent to US$4.11 per share, on a post share split basis, of the Company’s Ordinary Shares.

The Company advises the Staff that IAS 13 61-90 has been the consistent basis of preparation and accounting policy adopted by the Company.

5.	It remains unclear whether the June 13, 2021 transactions may have been between entities under common control. In this regard, it appears that Mr. Olyniec controlled Nutrigel and may have also controlled Sport Supplements depending on the shares he may have received through Gladwin Ventures. Please quantify for us Mr. Olyniec’s ownership interest in these entities and tell us what percentage ownership interest he directly and indirectly held in the Registrant upon consummation of the June 13, 2021 transactions. If the transactions were between entities under common control, then please clarify that fact in the filing.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Transactions did not involve entities under common control. Mr. Olyniec never held shares in nor was a director of Gladwin. Further, Rosalyn Gladwin is the sole director of Gladwin and she has no relationship to Mr. Olyniec.

The Company further advises the Staff that prior to the Transactions, Mr. Olyniec held 99 shares of Sport Supplements Pty Ltd, which is equivalent to 3.61% of Sport Supplement Pty Ltd’s total issued and outstanding shares, and 20 shares of Nutrigel, which is equivalent to 1.1% of Nutrigel’s total issued and outstanding shares. Mr. Olyniec, at the relevant time, held the aforementioned shares in his own name and as a shareholder of Paramount Global and Paramount Global SS. Post-Transaction, Mr. Olyniec held 164,809 shares of Gelteq Pty Ltd, which is equivalent to 2.23% of the total issued and outstanding shares of Gelteq Pty Ltd, in his own name and as a shareholder of Paramount Global and Paramount Global SS. As such, Mr Olyniec did not have a controlling interest in either Sports Supplement or Nutrigel. During the relevant time, although Mr. Olyniec was a director of Asiana, he was never a shareholder of Asiana. On December 2021, he resigned as a director of Asiana.

General

6.	The cover page of the IPO Prospectus indicates that you intend to apply to list your common stock on the Nasdaq Capital Market while also warning that no assurance can be given that your application will be approved. Please note that prior to effectiveness the prospectus must clearly state whether Nasdaq has approved a listing application.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that prior to the effectiveness of the Amendment, the Company will amend the same to state whether Nasdaq had approved a listing application.

7.

We refer to your explanatory note regarding the two alternate prospectuses for the primary and secondary offering. Please provide us an analysis explaining your basis for determining that the secondary offering is eligible to be made under Rule 415(a)(1)(i). In responding, please consider the guidance provided in Compliance Disclosure Interpretations, Securities Act Rules, Question 612.09.

Response: The Company has reviewed the Staff’s historical guidance as set forth in Question 612.09 of the Compliance and Disclosure Interpretations (“C&DI 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is an actual primary offering.

C&DI 612.09 states in relevant part, “It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer … The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to:

●	how long the selling shareholders have held the shares;

●	the circumstances under which they received them;

●	their relationship to the issuer;

●	the amount of shares involved;

●	whether the sellers are in the business of underwriting securities; and

●	finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

We address each of the above factors in the analysis below. Based on our review of these factors, the Company respectfully submits to the Staff that the selling shareholders (“Selling Shareholders”) are not acting as underwriters or otherwise as a conduit for the Company and that the resale of Ordinary Shares by the Selling Shareholders as contemplated by the Amendment is not an indirect primary offering being conducted by or on behalf of the Company.

Factor 1: How Long the Selling Stockholders Have Held the Securities

The Ordinary Shares being registered for resale under the Amendment consist of 1,749,243 Ordinary Shares held by the Selling Shareholders. A majority (62.43%) of the securities have been held by the Selling Shareholders in excess of three years. The following is a summary of when the securities were issued, by year:

Year	Ordinary Shares	Percentage of Total
2018	441,000	25.21%
2019	651,000	37.22%
2020	0	0%
2021	642,323	36.72%
2022	14,920	0.85%

Accordingly, based on the foregoing, the Company believes that the length of time which the Selling Shareholders have held the Ordinary Shares rebuts the presumption that the Selling Shareholders are acting as a conduit for a primary offering and further provides support that the offering pursuant to the Amendment is a valid secondary offering.

Factor 2: Circumstances Under Which the Selling Stockholders Received Their Shares

The following is a summary of the circumstances on how each Selling Shareholders acquired the Ordinary Shares.

Name of Entity	Number of Ordinary Shares	Circumstances of Acquiring the Shares
B&M Givoni Pty Ltd ATF B&M Givoni Superannuation Fund(2)	340,420	Majority from private placement, minority from shareholder loan agreements
Barabash Nominees Pty Ltd ATF Barabash Family Trust	336,000	Company inception
Barabash Nominees Pty Ltd ATF Barabash Pension Fund	105,000	Company inception
Crestmont Investments Pty Ltd ATF Crestmont Investments Trust	642,323	Share Swap with Sports Supplement Pty Ltd
Grinwade Investments Pty Ltd ATF Grinwade Investments Trust	325,500	Private placement

Crestmont Investments Pty Ltd Crestmont Investments Trust

On June 13, 2021, Crestmont Investments Pty Ltd ATF Crestmont Investments Trust (“Crestmont”), a shareholder of Sport Supplements Pty Ltd, entered into a share sale agreement with the Company and all of the other shareholders of Sport Supplements Pty Ltd and all of the unitholders of the Sport Supplements Pty Ltd Unit Trust (Sport Supplements Pty Ltd and Sport Supplements Pty Ltd Unit Trust are collectively, “Sport Supplements”). Pursuant to the share sale agreement, the shareholders and unitholders of Sport Supplements exchanged 2,735 stapled shares and units on issue, representing all of the issued and outstanding shares and units of Sport Supplements, for 2,735 newly issued shares of the Company at an exchange ratio of 1-for-1 (the foregoing, the “Share Swap”). As a result of the share swap, Sport Supplements became a wholly-owned subsidiary of the Company and Crestmont received 642,323 Ordinary Shares.

The Share Swap described above has traditional characteristics of a merger and acquisition transaction and has no signs of being a “disguised underwriting” among the Company and Cresmont. In a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public, and the issuer sells the securities to the underwriter at a negotiated (and usually slight) discount to the public offering price, with the “spread” between the two prices representing the underwriter’s compensation for its selling efforts and for bearing market risk. Crestmont received the Ordinary Shares in the Share Swap in the absence of any agreement or arrangement regarding the price at which it might later resell the Ordinary Shares to the public pursuant to the Amendment. As such, unlike a traditional underwriter, Crestmont has taken full investment risk with regard to the Ordinary Shares it acquired, and there is no certainty that it will receive a premium on the resale of any of the Ordinary Shares.

B&M Givoni Pty Ltd ATF B&M Givoni Superannuation Fund, Barabash Nominees Pty Ltd ATF Barabash Family Trust, Barabash Nominees Pty Ltd ATF Barabash Pension Fund, Crestmont Investments Pty Ltd ATF Crestmont Investments Trust and Grinwade Investments Pty Ltd ATF Grinwade Investments Trust

The issuance of 1,227,947 Ordinary Shares to B&M Givoni Pty Ltd ATF B&M Givoni Superannuation Fund, Barabash Nominees Pty Ltd ATF Barabash Family Trust, Barabash Nominees Pty Ltd ATF Barabash Pension Fund, Crestmont Investments Pty Ltd ATF Crestmont Investments Trust and Grinwade Investments Pty Ltd ATF Grinwade Investments Trust (collectively, the “Placement Selling Shareholders”) were conducted from inception of the Company to April 2022 in valid private placement offerings. Upon receiving the Ordinary Shares from a private placement, each Placement Selling Shareholder was required to become a party to the Company’s shareholder agreement, whereby each shareholder is subject to standard conditions such as right of first refusal, tag-along rights and transfer restrictions. As such, the private placements had the characteristic of an investment in an early growth company, and there is no indicia of the resale offering being a “disguised underwriting” by the Placement Selling Shareholders. The Placement Selling Shareholders purchased the Ordinary Shares in the private placements without any agreement or arrangement regarding the price at which they might later resell the Ordinary Shares to the public pursuant to the Amendment. The Company thus believes that the facts surrounding issuance of the Ordinary Shares do not support a conclusion that the Placement Selling Shareholders were acquiring such securities for the purposes of distributing them on behalf of the Company.

Factor 3: The Selling Stockholders’ Relationship to the Company

The Selling Shareholders’ relationship to the Company is one of a passive investor. This is supported by the fact that all Selling Shareholders are superannuation funds, or self-directed pension plans, investing in the Company on behalf of its beneficiaries. In addition, none of the Selling Shareholders nor their beneficial owners have representatives serving as an officer or employee of the Company or as a member of the Company’s board of directors. The Company has no contractual, legal, or other relationship with either of the Selling Shareholders that would control the timing, nature, and amount of resales of the shares following the effectiveness of the Amendment. For the reasons described above, the Company believes that there is no relationship between the Company and the Selling Shareholders that would preclude the offering covered by the Amendment from being a bona-fide secondary offering.

Factor 4: The Amount of Registration Shares Involved

The Company is seeking to register 1,749,243 Ordinary Shares pursuant to the Registration Statement, which represents amount of shares represent 21.30% of the Company’s outstanding shares. Regardless of the percentage of the Company’s public float that is being registered for resale, the Company believes that the proper inquiry regarding whether the offering is a valid secondary resale or a primary distribution is whether the Registration Statement contemplates the resale of securities acquired from the Company by legitimate investors who assumed the market risk of their investment, as opposed to being as a conduit for the sale by the Company of securities underwritten by the intermediate investors to the general public and therefore the offering is a valid secondary resale.

Factor 5: Whether the Selling Stockholders are in the Business of Underwriting Securities

To the Company’s knowledge, all of the Selling Shareholders are self-directed pension plans that buy and sell securities for their own accounts and are not in the business of underwriting securities. The Company is not aware of any arrangement or understanding with the Selling Shareholders to distribute the Ordinary Shares.

Factor 6: Whether Under All the Circumstances it Appears that the Selling Stockholders are Acting as a Conduit for the Company

The Company respectfully submits that the facts do not support the determination that the Selling Shareholders are acting as a conduit for the Company or that the Selling Shareholders are engaging in a distribution for the benefit of the Company. There is no evidence to suggest that any of the Selling Shareholders are acting as a conduit for the Company in a concert to effect a coordinated distribution of the Ordinary Shares.

Accordingly, the Company believes that the Ordinary Shares were issued in valid private placements held from time to time by the Company and the offering contemplated by the Amendment is a proper, secondary resale offering by the Selling Shareholders under Rule 415(a)(1)(i).

8.	In relation to the newly added Resale Prospectus, we note your statement on the cover page that any shares sold by the selling shareholders before your ordinary shares are listed or quoted on an established public trading market will take place at $5.00. However, we also note your statement that no sales of the shares covered by the Resale Prospectus shall occur until the ordinary shares sold in your initial public offering begin trading on Nasdaq. Please reconcile these statements and revise your disclosure accordingly. Please also confirm your statement on the cover page of the main prospectus that the IPO will not proceed if the Nasdaq listing is not approved.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised the disclosure on the cover page of the Amendment.

9.	We note your newly added disclosure throughout the registration statement regarding the Pre-IPO Raise. Please clarify when the final closing is expected to occur and whether the shares to be issued in the Pre-IPO Raise are included in the Resale Prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages 5, 57, Alt-5, and II-3 of the Amendment. The Company also respectfully advise the Staff that no participants of the Pre-IPO Raise are listed in the resale prospectus and has accordingly revised page Alt-11 of the Amendment.

***

We thank the Staff for its review of the foregoing and the Amendment. If you have any further comments or questions, please feel free to contact to our counsel, Richard I. Anslow, ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Nathan Givoni
Nathan Givoni, Chief Executive Officer
Gelteq Limited

cc:	Richard I Anslow, Esq.
Ellenoff Grossman & Schole LLP